GLOBAL GSM SOLUTIONS INC.

204 West Spear Street

Carson City NV 89703

Tel: (775) 636-6986, Fax: (775) 245-3048

July 30, 2010

United States

Securities and Exchange Commission

Washington, DC 20549-7010

Attention:  Dorine H. Miller

Re:  Global GSM Solutions, Inc.

Amendment No. 4 to

Registration Statement on Form S-1

Filed: July 26, 2010

File No.: 333-165929

Dear Ms. Miller:

In response to your letter dated July 28, 2010 which included comments regarding our Amendment No. 4 to Registration Statement on Form S-1 filed on July 26, 2010, we have prepared the following responses:

General

Comment 1: Please ensure you file an updated consent from your independent accountant in your next Form S-1/A.

The Company has filed updated consent from our independent accountant in our Amendment No.5 to S-1 Registration Statement.

Selected Financial Data, page 6

Comment 2: Please revise the heading to your income statement data to reflect that the revenue, total expenses and net loss are for the period from May 5, 2008 to April 30, 2010 and not the period from March 5, 2008 to January 31, 2010.

In response to this comment, the Company has revised the heading to our income statement data to reflect that the revenue, total expenses and net loss are for the period from May 5, 2008 to April 30, 2010.

Management’s Discussion and Analysis or Plan of Operation, page 19

Liquidity and Capital Resources, page 22

Comment 3: You disclose that total liabilities were $6,001 as of April 30, 2010. Based upon your balance sheet, it appears that total liabilities were actually $1,865. Please revise.

In response to this comment, the Company has revised its total liabilities.

Experts, page 33

Comment 4: You disclose your financial statements for the period from inception to April 30, 2010 have been audited by Silberstein Ungar, PLLC, when it appears they audited the period from inception to January 31, 2010. Please revise.

In response to this comment, the Company has revised that our financial statements have been audited for the period from inception to January 31, 2010.

Please direct any further comments or questions you may have to our President, Mr. Gennady Fedosov at:

Facsimile No.: (775) 245-3048

Thank you.

Sincerely,

/S/ Gennady Fedosov

Gennady Fedosov, President